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                                                                EXHIBIT (a)(9)

2275 CABOT DRIVE                                CONTACT:  BRAD SAMSON
LISLE, IL  60532-3630                                     WALLACE 630/588-5396
T 630.588.5000
F 630.588.5115


WALLACE NEWS RELEASE

FOR IMMEDIATE RELEASE

        WALLACE COMMENCES TENDER OFFER FOR GRAPHIC INDUSTRIES

Lisle, Ill., October 3, 1997 - Wallace Computer Services, Inc. (WCS:NYSE) today announced that a wholly-owned subsidiary of Wallace has commenced its previously announced tender offer for all shares of common stock of Graphic Industries, Inc., at $18.50 per share.
        The tender offer is being made pursuant to an agreement and plan of merger dated September 28, 1997. The tender offer is scheduled to expire at midnight, New York City time, on Friday, October 31, 1997.
        SunTrust Bank is the depositary for the tender offer; the dealer manager is Smith Barney Inc. For additional information regarding the tender and delivery procedures and conditions of the offer, interested parties should refer to the Offer to Purchase and related transmittal documents, copies of which can be obtained from Morrow & Co., Inc., the information agent for the offer, at 800/662-5200.
        Wallace is recognized as the leader in consumable supplies management services, and is one of the nation's largest manufacturers and distributors of information management products. The company is headquartered in Lisle, Illinois, with manufacturing, distribution and sales facilities throughout the U.S.



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INFORMATION MANAGEMENT Products, Services, Solutions.